FARMOUT AGREEMENT

THIS FARMOUT AGREEMENT made and entered into this 3rd day of September, 1999, by and between TENGASCO, INC. of 603 Main Avenue, Suite 500, Knoxville, Tennessee 37902, hereafter referred to as TI, party of the first part, and Miller Petroleum, Inc. of 3651 Baker Highway, Huntsville, Tennessee 37756, hereafter referred to as Miller, party of the second part. Miller, party of the second part is desirous of obtaining a Farmout from party of the first part, TI, in the Swan Creek Field area, Hancock County, Tennessee.

WITNESSETH: That the said party of the first part for and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration to and in hand paid by the said party of the second part, the receipt of which is hereby acknowledged, has granted this Farmout under the following terms and conditions:

1. This Farmout agreement is for ten (10) wells with Tengasco having the option to award and additional ten (10) well farmout (if Miller seeks an additional farmout). All locations will be mutually agreed upon by Miller and Tengasco and shall exclude the outlined area of the attached map.

2.   Net Revenue will be 81.25% to Miller.

3.   TI will transport Miller's gas for .40 cents per MCF.

4. Miller will have the option of drilling to earn. For each well drilled, Miller will earn one additional location up to a total of ten (10) locations as per Item 1. of this agreement and has to select said location within 30 days of completion of the previous well. Tengasco shall have the option to retain all offset locations to wells drilled by Miller. Tengasco shall have 30 days to exercise its option to retain the offset locations.

5. TI will assign or cause to be assigned each drilled location upon Miller tendering the electric log.

6. TI will have access to the rig floor and all information obtained by Miller in drilling of each location.

7. Miller agrees to split 50-50 with Tengasco any lease currently held by Miller in the Swan Creek Field area, upon which Tengasco holds top leases.

8. Both parties agree that this agreement does not create a partnership of any kind.

9.   This agreement is binding upon both parties and their assigns.

/s/                                       /s/Deloy Miller
TENGASCO, INC.               MILLER PETROLEUM, INC.
Agent                        Agent CEO